January 21, 2020

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On November 26, 2019, the Registrant, on behalf of its series, JAG Large Cap Growth Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) to add Class R shares to the Fund. In a telephone conversation on January 8, 2020, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Fee Table

Comment 1: Because Class I shares do not have a 12b-1 Plan, please denote the 12b-1 fees for Class I shares differently from that of the 12b-1 fees for the Class R shares.

Response: The Registrant has listed the Class I 12b-1 Fee as “None” and the Class R 12b-1 Fee as “0.00%” in the Fee Table.

Comment 2: Because the Fund is not new, please explain supplementally why the expenses for Class R would be materially different from the other share classes as stated in footnote 1 to the Fee Table.

Response: The Registrant has considered the comment and believes the footnote is appropriate. Because Class R shares are not operational, the Registrant can only estimate Class R expenses.

Comment 3: In footnote 2 to the Fee Table, please restate the disclosure to clarify that the Fund will determine whether the recoupment can be achieved within the expense limitation after the recoupment is taken into account.

Ms. Elisabeth M. Bentzinger

January 21, 2020

Response: The Registrant has amended its disclosures to state the following:

Fee waivers and expense reimbursements are subject to possible recoupment by the advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if, after such recoupment is taken into account, the ~~such~~ recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.

Principal Investment Risk Disclosures

Comment 4: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors. Notwithstanding the foregoing, the Registrant notes that alphabetical order of the Fund’s investment risks so happens to list the Fund’s investment risks in order of materiality.

Performance

Comment 5: Please indicate that because Class R is a new share class, Class R returns have not been provided.

Response: The Registrant has amended its disclosures to state the following:

Sales charges are reflected in the information show below in the table, but the information shown in the bar chart does not reflect sales charges~~,~~ and, if it did, returns would be lower. Performance information for Class R shares will be included in the performance table after the share class has been in operation for one complete calendar year.

Ms. Elisabeth M. Bentzinger

January 21, 2020

Comment 6: Please provide the year-to-date returns of the Fund as required by Item 4(b)(2)(ii) of Form N-1A.

Response: The Registrant notes that the Fund’s year-to-date return information as of the end of the most recent quarter (December 31, 2019) is reflected in the bar chart.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 7: Under the heading “Multiple Classes” on page 35, if applicable, please add the disclosure to the Class A Shares that eligible employer-sponsored retirement plans may open an account and purchase Class A shares.

Response: The Registrant notes that such disclosure is relevant to Class R shares only. Therefore, the Registrant respectfully declines to modify its Class A disclosures under the heading “Multiple Classes.”

Comment 8: Under the heading “Distribution Plans” on page 38, if applicable, please add the disclosure to the Class R 12b-1 Plan that the Fund may increase the percentage paid under such Plan up to the Class R 12b-1 Fee amount.

Response: The Registrant has amended its disclosures to state the following:

Class R Shares

Under the Fund’s Plans related to the Class R Shares, the Fund may pay an annual fee of 0.50% of the average daily net assets of the ~~respective~~ Fund’s Class R Shares. If authorized by the Board of Trustees and upon notice to shareholders, the Fund may increase the percentage under the Plan up to the Class R 12b-1 Fee amount. All or a portion of the distribution and services fees may be paid to your financial advisor for providing ongoing services to you. The Fund is not currently paying 12b-1 fees, and there are no plans to impose these fees.

Statement of Additional Information

Comment 9: On page 21, please revise the disclosure under the heading “Loans of Portfolio Securities” to note that the only permissible collateral for securities lending are cash, U.S. Government securities and irrevocable bank standby letters of credit not issued by the bank’s lending agent.

Ms. Elisabeth M. Bentzinger

January 21, 2020

Response: The Registrant notes that the Fund’s bank lending agent is its custodian bank, and that letters of credit from the custodian bank are permissible collateral. Therefore, the Registrant has amended its disclosures to state the following:

Loans of Portfolio Securities. The Fund may lend securities if such laons are secured continuously by liquid assets consisting of cash, U.S. Government securities or ~~other liquid debt securities or by a letter of credit~~ irrevocable bank standby letters of credit in favor of the Fund at least equal at all times to 100% of the market value of the securities loaned, plus accrued interest.

Comment 10: On page 29, please make sure the principal shareholders are identified as of a date within 30 days of the amendment.

Response: The Registrant has updated its disclosure of principal shareholders as of January 2, 2020.

Comment 11: On page 36, please add the Class R 12b-1 Plan to the disclosures under the heading “12b-1 Plan.”

Response: The Registrant has amended its discloures to state the following:

Under the Fund’s Plan related to the Class A and Class R Shares, the Fund may pay an annual fee of up to 0.50% of the avearge daily net assets of the Fund’s Class A Shares (the “Class A 12b-1 Fee”) and up to 0.50% of the average daily net assets of the Fund’s Class R Shares (the “Class R 12b-1 Fee”). Class A Shares of the Fund are currently incurring an annual fee of up to 0.25% of its average daily net assets and Class R Shares of the Fund are not accruing any annual fee. If authorized by the Board and upon notice to shareholders, the Fund may increase the percentage paid under the Plan up to the Class A 12b-1 Fee or Class R 12b-1 Fee amount (collectively, ~~the Class A 12b-1 Fee is referred to as~~ the “12b-1 Fees”).

Comment 12: On page 40, the first column of the chart under the heading “Affiliated Transactions” should read “Fiscal Year Ended 2019.”

Response: The Registrant has amended its disclosures accordingly.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Ms. Elisabeth M. Bentzinger

January 21, 2020

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser